                                                                               .
                                                                               .
                                                                               .

                                                  PORTER & HEDGES, LLP
                                            ATTORNEYS AND COUNSELORS AT LAW
                                              1000 MAIN STREET, 36TH FLOOR
                                               HOUSTON, TEXAS 77002-6336
          BRYAN K. BROWN
              PARTNER                    --------------------------------------
    Tel. Direct (713) 226-6691                                                               MAILING ADDRESS:
     Fax Direct (713) 226-6291                 TELECOPIER (713) 228-1331                      P.O. BOX 4744
      BBROWN@PORTERHEDGES.COM                   TELEPHONE (713) 226-6000                  HOUSTON, TX 77210-4744


                                  July 27, 2006


                                                                     005708/0012


Ms. Carmen Moncada-Terry
Attorney- Examiner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

         Re:  Blue Dolphin Energy Company
              Registration Statement on Form S-3
              Filed May 15, 2006, as amended on July 12, 2006
              File No. 333-134156

Dear Ms. Moncada-Terry:

      This letter is in response to your oral comment of July 24, 2006 relating to the filing of Blue Dolphin Energy Company (the "Company") referred to above. We are also sending to you, by courier, a copy of Amendment No. 2 to the Registration Statement, marked to show changes from the prior filings.

      The Company has responded to your oral comment by revising the "Selling Stockholders" table to reflect which of the selling stockholders are broker-dealers or are affiliates of broker-dealers.

      When you gave your oral comment, you had indicated that this would be the final comment and that you would be able to take the Registration Statement effective shortly thereafter. As such, the Company hereby requests acceleration of effectiveness of the Registration Statement to 12:00 p.m., Eastern Standard Time, on July 31, 2006, or as soon as practicable thereafter.

      The Company acknowledges that:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it will not foreclose the Commission from taking any action with respect to the filing;

      o neither the Commission nor the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, relieves the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and,

      o it may not assert Staff comments or the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please do not hesitate to call the undersigned at 713-226-6691 with any questions or additional comments you may have.


                                          Very truly yours,

                                          /s/ Bryan K. Brown

                                          Bryan K. Brown



cc:  Nick D. Nicholas
     Gregory W. Starks







                                      -2-